Exhibit 99.1

58.com Reports Fourth Quarter And Fiscal Year 2016 Unaudited Financial Results

BEIJING, February 27, 2017 —58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place serving local merchants and consumers, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights

•	Total revenues were US$306.6 million (RMB2,094.8 million), a 28.5% increase from the same quarter last year in Renminbi amounts, exceeding the higher end of the Company’s guidance of RMB2,080.0 million.

•	Gross margin was 89.9%, compared with 91.9% in the same quarter of 2015.

•	Income from operations was US$28.5 million, compared with loss from operations of US$73.0 million in the same quarter of 2015.

•	Non-GAAP income from operations[1] was US$46.7 million, compared with non-GAAP loss from operations of US$40.1 million in the same quarter of 2015.

•	Net loss attributable to 58.com Inc. was US$19.7 million, compared with net income attributable to 58.com Inc. of US$34.4 million in the same quarter of 2015.

•	Non-GAAP net loss attributable to 58.com Inc.[2] was US$0.7 million, compared with non-GAAP net loss attributable to 58.com Inc. of US$48.5 million in the same quarter of 2015.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.136. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS[3] attributable to ordinary shareholders were US$0.005.

Fiscal Year 2016 Financial Highlights

•	Total revenues were US$1,142.2 million (RMB7,592.1 million) in fiscal year 2016, a 69.5% increase from fiscal year 2015 in Renminbi amounts.

•	Gross margin was 90.7%, compared with 92.8% in fiscal year 2015.

•	Income from operations was US$34.4 million, compared with loss from operations of US$251.9 million in fiscal year 2015.

1 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from business acquisitions.

2 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulting from the revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note.

3 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

•	Non-GAAP income from operations was US$109.2 million, compared with non-GAAP loss from operations of US$193.3 million in fiscal year 2015.

•	Net loss attributable to 58.com Inc. was US$117.8 million, compared with net loss attributable to 58.com Inc. of US$250.9 million in fiscal year 2015.

•	Non-GAAP net loss attributable to 58.com Inc. was US$30.4 million, compared with non-GAAP net loss attributable to 58.com Inc. of US$181.9 million in fiscal year 2015.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.821. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders were US$0.212.

Management Comments

“I’m excited to announce that our revenues exceeded the higher end of our fourth quarter 2016 RMB-denominated guidance as we finish the year on a strong footing,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Growth in revenues from our job category accelerated on a year-over-year basis. We are making solid progress in product development, operational efficiency increase across various categories. As the leading classifieds platform in China, we remain confident in our ability to create more value for our users and merchant customers by focusing on our core content categories and innovating new products and services.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Our revenue mix is becoming more balanced now that our job and other categories are growing at a faster rate than housing. While revenues during the fourth quarter of 2016 were largely flat sequentially, we managed to further cut costs and reduce expenses to expand our margin. As a result, non-GAAP operating margin increased to 15.2%. Our net cash flow from operating activities also hit a record high of US$93.5 million. We will continue to find new areas to invest in to further grow our business and improve our operational efficiency.”

Fourth Quarter 2016 Financial Results

Revenues

All percentage increases within Revenues are calculated using Chinese renminbi.

Total revenues were US$306.6 million (RMB2,094.8 million), representing an increase of 28.5% from US$255.3 million (RMB1,630.8 million) in the same quarter of 2015.

Membership revenues were US$118.9 million (RMB812.0 million), an increase of 26.0% from US$100.9 million (RMB644.4 million) in the same quarter of 2015. The increase in membership revenues was primarily driven by an increase in the number of paying membership accounts. The total number of paying membership accounts on the Company's platforms, which include 58.com, Ganji.com and Anjuke.com was approximately 2,070,000 during the fourth quarter of 2016, a 17.9% increase from 1,755,000 in the same quarter of 2015. Paying membership accounts refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. Some paying members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were US$174.1 million (RMB1,189.4 million), an increase of 37.0% from US$135.9 million (RMB868.4 million) in the same quarter of 2015. The increase was primarily driven by increases in traffic and effectiveness of real time bidding and various other online marketing services.

Cost of Revenues

Cost of revenues was US$31.0 million, an increase of 49.8% from US$20.7 million during the same quarter of 2015. The year-over-year increase in the 58.com’s cost of revenues was primarily driven by increased traffic acquisition costs (“TAC”) paid to 58.com’s advertising union partners as well as other types of website maintenance-related costs such as short message service (“SMS”) costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$275.6 million, an increase of 17.5% from US$234.6 million during the same quarter of 2015.

Gross margin was 89.9%, compared with 91.9% during the same quarter of 2015. The decrease in gross margin was primarily driven by the increase in TAC paid to 58.com’s advertising union partners.

Operating Expenses

Operating expenses were US$247.1 million, representing a decrease of 19.7% from US$307.5 million in the same quarter of 2015.

Sales and marketing expenses in the fourth quarter of 2016 were US$179.2 million, a decrease of 22.1% from US$229.9 million in the same quarter in 2015.

Within sales and marketing expenses, advertising expenses accounted for US$66.6 million and US$97.9 million during the fourth quarter of 2016 and 2015, respectively. The decrease primarily resulted from the deconsolidation of Guazi on December 31, 2015, which incurred significant advertising expenses during the fourth quarter of 2015.

Other sales and marketing expenses in the fourth quarter of 2016 were US$112.6 million, a decrease of 14.6% from US$132.0 million in the same quarter in 2015. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The decrease mainly resulted from the deconsolidation of 58 Home on November 27, 2015, which incurred significant other sales and marketing expenses in the fourth quarter of 2015.

Research and development expenses during the fourth quarter of 2016 were US$45.8 million, an increase of 9.6% from US$41.8 million in the same quarter of 2015. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the fourth quarter of 2016 were US$22.1 million, a 38.4% decrease from US$35.8 million in the same quarter of 2015 which included US$12.1 million in compensation to noncontrolling shareholders resulting from a waiver of receivables from 58 Home in the fourth quarter of 2015.

Income/(Loss) from Operations

Income from operations was US$28.5 million in the fourth quarter of 2016, compared with loss from operations of US$73.0 million in the same quarter of 2015. Operating margin, defined as income/(loss) from operations divided by total revenues, was positive 9.3% in the fourth quarter of 2016, compared with negative 28.6% in the same quarter of 2015.

Non-GAAP income from operations1 was US$46.7 million in the fourth quarter of 2016, compared with non-GAAP loss from operations of US$40.1 million in the same quarter of 2015. Non-GAAP operating margin, defined as non-GAAP income/(loss) from operations divided by total revenues, was positive 15.2% in the fourth quarter of 2016, compared with negative 15.6% in the same quarter of 2015.

Other Income/(Expenses)

Other expenses in the fourth quarter of 2016 were US$53.1 million, compared with other income of US$104.8 million in the same quarter of 2015. Other expenses in the fourth quarter of 2016 mainly included a US$32.6 million pick-up of the net loss attributable to 58 Home’s ordinary shareholders that was calculated based on the Company’s common shareholding in 58 Home, and was included in share of results of equity investees in the consolidated statements of operations.

Net Income/(Loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$19.7 million in the fourth quarter of 2016, compared with net income attributable to 58.com Inc. of US$34.4 million in the same quarter of 2015. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 6.4% in the fourth quarter of 2016, compared with positive 13.5% in the same quarter of 2015.

Non-GAAP net loss attributable to 58.com Inc.2 was US$0.7 million in the fourth quarter of 2016, compared with non-GAAP net loss attributable to 58.com Inc. of US$48.5 million in the same quarter of 2015. Non-GAAP net margin, defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 0.2% in the fourth quarter of 2016, compared with negative 18.8% in the same quarter of 2015.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the fourth quarter of 2016 were US$0.136, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.246 and US$0.241, respectively, in the same quarter of 2015.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders3 in the fourth quarter of 2016 were US$0.005, compared with non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders of US$0.347 in the same quarter of 2015.

Cash Flow

Net cash provided by operating activities was US$93.5 million in the fourth quarter of 2016, compared with net cash provided by operating activities of US$16.8 million in the same quarter of 2015.

Cash and Cash Equivalents, Term Deposits and Short-term Investments

As of December 31, 2016, the Company had cash and cash equivalents, term deposits and short-term investments of US$297.0 million.

Fiscal Year 2016 Financial Results

Revenues

All percentage increases within Revenues are calculated using Chinese renminbi.

Total revenues were US$1,142.2 million (RMB7,592.1 million), representing an increase of 69.5% from US$714.8 million (RMB4,478.1 million) during fiscal year 2015.

Membership revenues were US$444.0 million (RMB2,951.1 million), an increase of 58.7% from US$297.2 million (RMB1,860.0 million) during fiscal year 2015. The increase in membership revenues was primarily driven by an increase in the number of paying membership accounts. The number of quarterly average paying membership accounts on the Company’s platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 1,982,000 during fiscal year 2016. Paying membership accounts refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. Some paying members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were US$656.5 million (RMB4,363.8 million), an increase of 80.7% from US$385.5 million (RMB2,415.2 million) during fiscal year 2015. The increase was primarily driven by increased revenues from Ganji and Anjuke, as well as the organic growth of the 58.com platform. Online marketing services revenues generated from the 58.com platform continued to grow and were primarily driven by increases in traffic and effectiveness of real time bidding and various other online marketing services.

Cost of Revenues

Cost of revenues was US$106.3 million, an increase of 107.3% from US$51.3 million during fiscal year 2015. The year-over-year increase in the 58.com’s cost of revenues was primarily driven by increased TAC paid to 58.com’s advertising union partners as well as other types of website maintenance-related costs such as SMS costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$1,035.9 million, an increase of 56.1% from US$663.6 million during fiscal year 2015.

Gross margin was 90.7%, compared with 92.8% during fiscal year 2015. The decrease in gross margin was primarily driven by the increase in TAC paid to 58.com’s advertising union partners.

Operating Expenses

Operating expenses were US$1,001.5 million, representing an increase of 9.4% from US$915.5 million during fiscal year 2015.

Sales and marketing expenses in fiscal year of 2016 were US$744.4 million, an increase of 8.0% from US$689.0 million during fiscal year 2015.

Within sales and marketing expenses, advertising expenses accounted for US$307.8 million and US$289.1 million during fiscal year of 2016 and 2015, respectively.

Other sales and marketing expenses in fiscal year of 2016 were US$436.6 million, an increase of 9.2% from US$399.9 million during fiscal year 2015. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams.

Research and development expenses in fiscal year 2016 were US$166.5 million, an increase of 37.2% from US$121.4 million in fiscal year 2015. The increase was driven by an increase in research and development expenses associated with the 58.com platform, as well as those from the Ganji and Anjuke platforms. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in fiscal year of 2016 were US$90.6 million, a 13.8% decrease from US$105.0 million during fiscal year 2015. The decrease was primarily due to financial advisory and professional service fees incurred in connection with the strategic investment in Ganji and US$12.1 million in compensation to noncontrolling shareholders resulting from a waiver of receivables from 58 Home in 2015, which was partially offset by increases in share-based compensation expenses, administrative staff salary and benefits and depreciation and amortization expenses.

Income/(Loss) from Operations

Income from operations was US$34.4 million in fiscal year 2016, compared with loss from operations of US$251.9 million during fiscal year 2015. Operating margin was positive 3.0% in fiscal year of 2016, compared with negative 35.2% during fiscal year 2015.

Non-GAAP income from operations1 was US$109.2 million in fiscal year of 2016, compared with non-GAAP loss from operations of US$193.3 million during fiscal year 2015. Non-GAAP operating margin was positive 9.5% during fiscal year 2016, compared with negative 27.0% during fiscal year 2015.

Other Income/(Expenses)

Other expenses in fiscal year 2016 were US$158.1 million, compared with other expenses of US$19.0 million during fiscal year 2015. Other expenses in fiscal year 2016 mainly included a US$138.6 million pick-up of the net loss attributable to 58 Home’s ordinary shareholders that was calculated based on the Company’s common shareholding in 58 Home, and was included in share of results of equity investees in the consolidated statements of operations.

Net Income/(Loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$117.8 million in fiscal year 2016, compared with net loss attributable to 58.com Inc. of US$250.9 million during fiscal year 2015. Net margin was negative 10.3% in fiscal year 2016, compared with negative 35.1% during fiscal year 2015.

Non-GAAP net loss attributable to 58.com Inc.2 was US$30.4 million in fiscal year 2016, compared with non-GAAP net loss attributable to 58.com Inc. of US$181.9 million during fiscal year 2015. Non-GAAP net margin was negative 2.8% in fiscal year 2016, compared with negative 25.4% during fiscal year 2015.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in fiscal year 2016 were US$0.821, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$2.137 during fiscal year 2015.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders3 in fiscal year 2016 were US$0.212, compared with non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders of US$1.550 during fiscal year 2015.

Cash Flow

Net cash provided by operating activities was US$248.2 million in fiscal year 2016, compared with net cash provided by operating activities of US$10.8 million during fiscal year 2015.

Shares Outstanding

As of December 31, 2016, the Company had a total of 289,670,997 ordinary shares (including 240,930,737 Class A and 48,740,260 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2017 are expected to be between RMB1,785 million and RMB1,855 million, or US$255.0 million and US$265.0 million assuming an average exchange rate of RMB7.00 to US$1.00 in the first quarter of 2017. This represents a year-over-year increase of 18.0% to 23.0% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and their impact on share-based compensation attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulting from the revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Tuesday, February 28, 2017 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272

U.S. Toll Free:	+1-888-346-8982

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 7, 2017. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10101956

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2015	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	483,305	173,051
Restricted cash	4,841	166,057
Term deposits	—	3,800
Short-term investments	41,218	120,150
Accounts receivable, net	54,031	61,250
Prepayments and other current assets	76,878	61,418
Total current assets	660,273	585,726
Non-current assets:
Property and equipment, net	123,093	213,481
Intangible assets, net	271,457	220,878
Land use rights, net	592	543
Goodwill	2,461,193	2,292,587
Long-term investments	391,261	324,203
Long-term prepayments and other non-current assets	159,324	32,257
Total non-current assets	3,406,920	3,083,949
Total assets	4,067,193	3,669,675
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Short-term loans	275,000	265,636
Accounts payable	101,635	88,215
Deferred revenues	207,059	266,087
Customer advances	151,138	178,186
Taxes payable	10,216	8,950
Salary and welfare payable	79,115	79,790
Accrued expenses and other current liabilities	335,901	104,931
Total current liabilities	1,160,064	991,795
Non-current liabilities:
Long-term loan	—	21,623
Deferred tax liabilities	66,238	53,886
Other non-current liabilities	3,992	10,082
Total non-current liabilities	70,230	85,591
Total liabilities	1,230,294	1,077,386
Mezzanine equity:
Mezzanine classified noncontrolling interests	15,038	12,463
Total mezzanine equity	15,038	12,463
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 219,413,764 Class A and 63,654,913 Class B shares issued and outstanding as of December 31, 2015 and 240,930,737 Class A and 48,740,260 Class B shares issued and outstanding as of December 31, 2016, respectively)	3	3
Additional paid-in capital	3,353,411	3,399,470
Accumulated deficit	(365,811)	(481,289)
Accumulated other comprehensive loss	(172,828)	(348,426)
Total 58.com Inc. shareholders’ equity	2,814,775	2,569,758
Noncontrolling interests	7,086	10,068
Total shareholders’ equity	2,821,861	2,579,826
Total liabilities, mezzanine equity and shareholders’ equity	4,067,193	3,669,675

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016

Revenues:
Membership	100,901	117,677	118,891	297,150	444,036
Online marketing services	135,927	180,500	174,131	385,543	656,536
E-commerce services	11,510	5,454	6,507	23,046	25,112
Other services	6,942	2,821	7,100	9,097	16,491
Total revenues	255,280	306,452	306,629	714,836	1,142,175
Cost of revenues(1)	(20,711)	(26,489)	(31,028)	(51,268)	(106,286)
Gross profit	234,569	279,963	275,601	663,568	1,035,889
Operating expenses(1):
Sales and marketing expenses	(229,904)	(188,154)	(179,196)	(689,014)	(744,400)
Research and development expenses	(41,844)	(45,836)	(45,842)	(121,404)	(166,545)
General and administrative expenses	(35,774)	(24,473)	(22,054)	(105,049)	(90,574)
Total operating expenses	(307,522)	(258,463)	(247,092)	(915,467)	(1,001,519)
Income/(loss) from operations	(72,953)	21,500	28,509	(251,899)	34,370
Other income/(expenses):
Interest expenses, net	(4,096)	(2,583)	(1,369)	(4,011)	(7,309)
Investment income/(loss), net	1,160	(243)	(19,065)	(26,887)	(21,090)
Share of results of equity investees	(9,342)	(53,142)	(32,852)	(112,892)	(139,136)
Gain on deconsolidation and disposal of businesses	119,238	—	—	119,238	12,081
Foreign currency exchange gain/(loss), net	(1,294)	(381)	37	(1,743)	(553)
Others, net	(839)	3,830	133	7,286	(2,085)
Income/(loss) before tax	31,874	(31,019)	(24,607)	(270,908)	(123,722)
Income tax benefits/(expenses)	(275)	1,825	5,450	7,952	7,500
Net income/(loss)	31,599	(29,194)	(19,157)	(262,956)	(116,222)
Net loss/(income) attributable to noncontrolling interests	3,292	(83)	137	12,920	744
Deemed dividend to mezzanine classified noncontrolling interests	(540)	(617)	(666)	(898)	(2,351)
Net income/(loss) attributable to 58.com Inc.	34,351	(29,894)	(19,686)	(250,934)	(117,829)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.123	(0.104)	(0.068)	(1.069)	(0.411)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.120	(0.104)	(0.068)	(1.069)	(0.411)
Net income/(loss) per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	0.246	(0.208)	(0.136)	(2.137)	(0.821)
Net income/(loss) per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	0.241	(0.208)	(0.136)	(2.137)	(0.821)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	279,096,719	288,734,733	289,523,186	234,811,986	286,975,068
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	285,382,080	288,734,733	289,523,186	234,811,986	286,975,068

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	35	(76)	57	121	75
Sales and marketing expenses	2,659	2,214	2,604	6,997	8,873
Research and development expenses	3,929	3,527	4,315	9,432	14,822
General and administrative expenses	4,747	4,174	2,836	11,510	16,426

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016

GAAP income/(loss) from operations	(72,953)	21,500	28,509	(251,899)	34,370
Share-based compensation expenses	11,370	9,839	9,812	28,060	40,196
Amortization of intangible assets resulting from business acquisitions	9,385	8,616	8,406	18,354	34,610
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	12,147	—	—	12,147	—
Non-GAAP income/(loss) from operations	(40,051)	39,955	46,727	(193,338)	109,176

GAAP net income/(loss) attributable to 58.com Inc.	34,351	(29,894)	(19,686)	(250,934)	(117,829)
Share-based compensation expenses	11,370	9,839	9,812	28,060	40,196
Share-based compensation attributable to noncontrolling interests	(7)	—	—	(236)	(23)
Amortization of intangible assets resulting from business acquisitions	9,385	8,616	8,406	18,354	34,610
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	12,147	—	—	12,147	—
Revaluation loss of strategic investment in Ganji	—	—	—	35,217	—
Pick-up of net loss attributable to share-based compensation expense of 58 Home and Ganji	21	10,881	790	91,193	11,790
Gain on deconsolidation and disposal of businesses, net of income tax expense	(115,738)	—	—	(115,738)	(12,081)
Loss on conversion of Guazi Convertible Note	—	—	—	—	12,938
Non-GAAP net loss attributable to 58.com Inc.	(48,471)	(558)	(678)	(181,937)	(30,399)

GAAP operating margin	(28.6)%	7.0%	9.3%	(35.2)%	3.0%
Share-based compensation expenses	4.5%	3.2%	3.2%	3.9%	3.5%
Amortization of intangible assets resulting from business acquisitions	3.7%	2.8%	2.7%	2.6%	3.0%
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	4.8%	—	—	1.7%	—
Non-GAAP operating margin	(15.6)%	13.0%	15.2%	(27.0)%	9.5%

GAAP net margin	13.5%	(9.8)%	(6.4)%	(35.1)%	(10.3)%
Share-based compensation expenses	4.5%	3.2%	3.2%	3.9%	3.5%
Share-based compensation attributable to noncontrolling interests	0.0%	—	—	0.0%	0.0%
Amortization of intangible assets resulting from business acquisitions	3.7%	2.8%	2.7%	2.6%	3.0%
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	4.8%	—	—	1.7%	—
Revaluation loss of strategic investment in Ganji	—	—	—	4.9%	—
Pick-up of net loss attributable to share-based compensation expense of 58 Home and Ganji	0.0%	3.6%	0.3%	12.8%	1.0%
Gain on deconsolidation and disposal of businesses, net of income tax expense	(45.3)%	—	—	(16.2)%	(1.1)%
Loss on conversion of Guazi Convertible Note	—	—	—	—	1.1%
Non-GAAP net margin	(18.8)%	(0.2)%	(0.2)%	(25.4)%	(2.8)%

Weighted average number of ordinary shares used in computing non-GAAP basic losses per share	279,096,719	288,734,733	289,523,186	234,811,986	286,975,068
Weighted average number of ordinary shares used in computing non-GAAP diluted losses per share	279,096,719	288,734,733	289,523,186	234,811,986	286,975,068
Weighted average number of ADS used in computing non-GAAP basic losses per ADS	139,548,359	144,367,366	144,761,593	117,405,993	143,487,534
Weighted average number of ADS used in computing non-GAAP diluted losses per ADS	139,548,359	144,367,366	144,761,593	117,405,993	143,487,534

Non-GAAP net loss per ordinary share attributable to ordinary shareholders - basic	(0.174)	(0.002)	(0.002)	(0.775)	(0.106)
Non-GAAP net loss per ordinary share attributable to ordinary shareholders - diluted	(0.174)	(0.002)	(0.002)	(0.775)	(0.106)
Non-GAAP net loss per ADS attributable to ordinary shareholders - basic	(0.347)	(0.004)	(0.005)	(1.550)	(0.212)
Non-GAAP net loss per ADS attributable to ordinary shareholders - diluted	(0.347)	(0.004)	(0.005)	(1.550)	(0.212)

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